Exhibit (k)(3)

May 6, 2026

Loomis Sayles Credit Income Opportunities Fund

888 Boylston Street

Boston, MA 02119

Re: Fee Waiver/Expense Reimbursement

Ladies and Gentlemen:

Loomis, Sayles & Company, L.P. (“Loomis Sayles”), notifies you that it will waive its management fee and to the extent necessary, reimburse certain expenses of the Fund listed below in order to limit the Fund’s total annual fund operating expenses, exclusive of (i) management fees, (ii) distribution and/or service fees, (iii) expenses directly related to the costs of making investments (e.g., expenses that, in Loomis Sayles’ discretion, are related to the investment of the Fund’s assets, whether or not such investments are consummated), costs and expenses directly related to portfolio transactions and positions for the Fund’s account such as direct and indirect expenses associated with investments or prospective potential investments, transfer taxes and premiums, taxes withheld on foreign income, brokerage commissions, commitment fees, debit balances and margin fees, clearing and settlement charges, recordkeeping, interest expenses, investment-related travel and lodging expenses and research-related expenses, other due diligence expenses, professional fees relating to investments, including expenses of consultants, investment bankers, attorneys, accountants and other experts, interest and structuring costs for borrowing and line(s) of credit, the Fund’s proportionate share of expenses related to co-investments, (iv) acquired fund fees and expenses, and (v) extraordinary expenses, such as litigation and indemnification expenses:

Name of Fund	Expense Cap

Inception through May 19, 2027:

Loomis Sayles Credit Income Opportunities Fund[1]	0.15% for Institutional Class shares
0.15% for Retail Class shares

May 20, 2027 through January 31, 2029:

Loomis Sayles Credit Income Opportunities Fund[1]	0.34% for Institutional Class shares
0.34% for Retail Class shares

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Natixis Advisors, LLC (“Natixis Advisors”) will bear a portion of the waiver/reimbursement. The Natixis Advisors portion of the waiver/reimbursement will be equal to the ratio of the Natixis Advisors Support Services Fee divided by the management fee earned by Loomis Sayles.

With respect to the Fund, subject to applicable legal requirements, Loomis Sayles shall be permitted to recover, on a class-by-class basis, management fees waived and/or expenses reimbursed to the extent that expenses in later periods fall below applicable expense limitations for Institutional Class and Retail Class. Loomis Sayles will not be entitled to recover any such waived/reimbursed fees and expenses more than 3 years from the date such fee/expense was waived/reimbursed. The Fund may only make repayments to Loomis Sayles if the repayment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed both: (i) the expense cap in place at the time such amounts were waived; and (ii) the Fund’s current expense cap.

During the period covered by this undertaking, the expense cap arrangement set forth above for the Fund may only be modified by a majority vote of the “non-interested” Trustees of the Trust affected.

For purposes of determining any such waiver or expense reimbursement, expenses shall not reflect the application of balance credits made available by the Fund’s custodian or arrangements under which broker-dealers that execute portfolio transactions for the Fund agree to bear some portion of the Fund’s expenses.

We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statements on Form N-2 for the above referenced Fund with the Securities and Exchange Commission, in accruing the Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-2 and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.

Loomis, Sayles & Company, L.P.

By:	/s/ Gregory Woodgate
Name:	Gregory Woodgate
Title:	Chief Accounting Officer, Finance Director and Treasurer

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